Dreyfus Premier Enterprise Fund

Seeks capital appreciation by
investing in micro-cap growth companies

PROSPECTUS February 1, 2007



Dreyfus
A Mellon Financial Company℠

Contents

For More Information

See back cover.

Note to Investors

The fund is closed to new investors, and existing shareholders are not able to add to their accounts (other than reinvesting dividends and capital gain distributions). Effective July 17, 2006, the fund's Board members and members of the fund's investment management team, comprised of the fund's portfolio manager and analysts, are allowed to open new accounts with a one-time investment in the fund. The fund reserves the right to reopen to investors at any time.

Dreyfus Premier Enterprise Fund

Ticker Symbols | **Class A: DPMGX**
| **Class B: DMCGX**
| **Class C: DMCCX**
| **Class T: DMCTX**

The Fund



GOAL/APPROACH

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its assets in stocks of micro-cap companies. The fund focuses on micro-cap companies which are characterized as "growth" companies. Micro-cap companies typically are small and relatively unknown companies. The fund also may invest in companies with larger market capitalizations if the portfolio manager believes they represent better prospects for capital appreciation. In addition, the fund is not obligated to sell a security that has appreciated beyond the micro-cap capitalization range. Although the fund normally will invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings (IPOs). The fund may also invest in securities issued by exchange-traded investment companies which are designed to provide investment results corresponding to an equity index.

The portfolio manager seeks investment opportunities for the fund in companies with fundamental strengths that indicate the potential for growth in earnings per share. The portfolio manager focuses on individual stock selection, building the portfolio from the bottom up, searching one by one for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. The fund seeks to invest in micro-cap companies that the portfolio manager believes display one or more of the following characteristics:

- strong, entrepreneurial management team
- competitive industry position
- focused business plan
- positive change in management, product or market opportunities
- strong business prospects
- the ability to benefit from changes in technology, regulations and industry sector trends

Although the fund looks for companies with the potential for strong earnings growth rates, some of the fund's investments may be in companies that are experiencing losses.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy.

Concepts to understand

Micro-cap companies: generally, those companies that, at the time of initial purchase, have market capitalizations of less than $650 million. This range may fluctuate depending on changes in the value of the stock market as a whole.

Growth companies: companies whose earnings are expected to grow faster than the overall market. Often, growth stocks have relatively higher price-to-earnings, price-to-book and price-to-sales ratios, and tend to be more volatile than value stocks.

Initial public offering: a company's first offering of stock to the public.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Market sector risk.* The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments which affect those companies, industries or sectors.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Micro-cap company risk.* Micro-cap stocks may offer greater opportunity for capital appreciation than the stocks of larger and more established companies; however, they also involve substantially greater risks of loss and price fluctuations. Micro-cap companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices tend to be more volatile and their markets less liquid than companies with larger market capitalizations. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources, and may lack management depth. In addition, there may be less public information available about these companies. The shares of micro-cap companies tend to trade less fre-

quently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. Also, it may take a long time before the fund realizes a gain, if any, on an investment in a micro-cap company.

- *Growth stock risk.* Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *IPO risk.* The fund may purchase securities of companies in IPOs. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Exchange-traded fund risk.* Exchange-traded funds in which the fund typically invests involve certain inherent risks generally associated with investments in a portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the exchange-traded fund. Moreover, an exchange-traded fund may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the exchange-traded fund and the index with respect to the weighting of securities or the number of stocks held. Investing in exchange-traded funds, which are investment companies, may involve duplication of advisory fees and certain other expenses.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, the fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Derivatives risk.* The fund may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

The fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The fund has agreed to pay its investment adviser a performance fee based on the fund's performance compared to that of the Russell 2000 Growth Index. As described on pages 6-7, the fund could pay the maximum management fee even though both the fund's share price and the index decline.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class A shares from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the fund's share classes to those of the Russell 2000 Growth Index, a widely recognized, market-value weighted index of small-cap U.S. growth companies. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



| Best Quarter: | Q2 '01 | +30.39% |
| Worst Quarter: | Q3 '02 | -20.92% |

Average annual total returns *as of 12/31/06*

Share class	1 Year	5 Years	Since inception (11/27/00)
Class A *returns before taxes*	10.79%	14.86%	15.51%
Class A *returns after taxes on distributions*	5.38%	12.92%	13.83%
Class A *returns after taxes on distributions and sale of fund shares*	8.60%	12.22%	13.00%
Class B *returns before taxes*	12.90%	15.11%	15.75%*
Class C *returns before taxes*	15.69%	15.35%	15.76%
Class T *returns before taxes*	11.93%	14.84%	15.43%
Russell 2000 Growth Index *reflects no deduction for fees, expenses or taxes*	13.35%	6.93%	5.01%**

 * *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *For comparative purposes, the value of the index on 11/30/00 is used as the beginning value on 11/27/00.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B*	Class C	Class T
Shareholder transaction fees *(fees paid from your account)*				
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none**	4.00	1.00	none**
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*				
Management fees***	1.81	1.81	1.81	1.81
Rule 12b-1 fee	none	.75	.75	.25
Shareholder services fee	.25	.25	.25	.25
Other expenses	.22	.26	.25	.26
Acquired fund fees and expenses	.05	.05	.05	.05
Total	**2.33**	**3.12**	**3.11**	**2.62**

    * *Class B shares of the fund are available only in connection with dividend reinvestment.*

  ** *Shares bought without an initial sales charge as part of an investment of $1 million or more or, for Class A, through a "wrap account" or similar program, as described in the Statement of Additional Information, may be charged a CDSC of 1% if sold within one year.*

*** *The basic monthly management fee is 1/12th of 1.25% of daily net assets averaged over the most recent month (or 1.25% of average daily net assets on an annual basis), but it varies on a monthly basis depending on the fund's performance compared to the Russell 2000 Growth Index (see the section titled "Management — Investment advisers" of this prospectus for additional information about the fund's management fee). The fee set forth in the fee table represents the actual management fee paid by the fund for the past fiscal year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$798	$1,261	$1,749	$3,088
Class B				
with redemption	$715	$1,263	$1,835	$3,080 †
without redemption	$315	$963	$1,635	$3,080 †
Class C				
with redemption	$414	$960	$1,630	$3,420
without redemption	$314	$960	$1,630	$3,420
Class T	$703	$1,228	$1,778	$3,271

†*Assumes conversion of Class B to Class A at the end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B, Class C and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Acquired fund fees and expenses: fees and expenses incurred indirectly by the fund as a result of its investment in investment companies or private investment funds. These fees and expenses are not included in the Financial Highlights tables; accordingly, total annual fund operating expenses do not correlate to the ratio of expenses to average net assets indicated in the Financial Highlights tables.



MANAGEMENT

Investment advisers

The fund's investment adviser is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $190 billion in approximately 200 mutual fund portfolios. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's annual report for the fiscal year ended September 30, 2006. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

Dreyfus has engaged its growth specialist affiliate, Founders Asset Management LLC (Founders), an indirect subsidiary of Dreyfus, to serve as the fund's sub-investment adviser. Founders, located at 210 University Boulevard, Suite 800, Denver, Colorado 80206, and its predecessor companies, have been offering tools to help investors pursue their financial goals since 1938. As of December 31, 2006, Founders managed mutual funds having aggregate assets of approximately $1.7 billion.

The fund has agreed to pay Dreyfus a management fee with a performance-based component, so that if the fund's performance is greater than that of the fund's benchmark, the Russell 2000 Growth Index, Dreyfus earns more, and if it is less than that of the index, Dreyfus earns less. The first component of Dreyfus' management fee is a "basic fee," paid monthly, equal to 1/12th of 1.25% of daily net assets averaged over the most recent month (1.25% of average daily net assets on an annualized basis). The second component is a performance adjustment that either increases or decreases the basic fee, depending on how the fund performed relative to its benchmark over a trailing 36-month period (the performance period). The performance adjustment is calculated on the fund's net assets averaged over the performance period. The management fee is accrued daily and paid monthly.

The basic fee is adjusted on a monthly basis, depending on the fund's performance. When the fund's investment performance matches the investment record of the benchmark over the performance period, Dreyfus is entitled to receive only the basic fee. Each month, if the investment performance of the fund exceeds the investment record of the benchmark by 1 percentage point over the performance period, the performance adjustment increases the monthly management fee paid to Dreyfus by 1/12th of 0.10% of daily net assets averaged over the performance period. A similar increase occurs for each additional percentage point by which the investment performance exceeds the investment record, reaching a maximum positive monthly adjustment of 1/12th of 0.80% of daily net assets averaged over the performance period if the fund outperforms the investment record of its benchmark by 8 percentage points or more over the performance period. This maximum fee would correspond to a monthly management fee of 1/12th of 2.05% of average daily net assets if the fund's average daily net assets remain constant over the performance period. Similarly, if the investment performance of the fund trails the investment record of the benchmark by 1 percentage point over the performance period, the performance adjustment

Percentage-point difference* between performance of the measuring class shares and investment record of the index**	Adjustment to basic fee (on an annualized basis)	Fee rate as adjusted (annualized)
+8	+.80%	2.05%
+7	+.70%	1.95%
+6	+.60%	1.85%
+5	+.50%	1.75%
+4	+.40%	1.65%
+3	+.30%	1.55%
+2	+.20%	1.45%
+1	+.10%	1.35%
0	0	1.25%
−1	−.10%	1.15%
−2	−.20%	1.05%
−3	−.30%	.95%
−4	−.40%	.85%
−5	−.50%	.75%
−6	−.60%	.65%
−7	−.70%	.55%
−8	−.80%	.45%

* *Fractions of a percentage point will be rounded to the nearer whole point (to the higher whole point if exactly one-half).*

** *Measured over the performance period, which is a rolling 36-month period ending with the most recent calendar month. The basic fee is calculated on the basis of the fund's net assets, averaged over the most recent month. The adjustment to the basic fee (also called "performance adjustment") is calculated on the fund's net assets averaged over the rolling performance period. By virtue of using a "rolling" performance period of 36 months, the actual fees paid by the fund to Dreyfus may differ from the maximum or minimum annual fee rates shown in this table, particularly if the average daily net assets of the fund do not remain constant during the rolling 36-month period. Additional information about how the performance of the fund and the index are calculated is available in the fund's Statement of Additional Information.*

decreases the monthly management fee paid to Dreyfus by 1/12th of 0.10% of daily net assets averaged over the performance period. A similar decrease occurs for each additional percentage point by which the investment performance trails the investment record, reaching a maximum negative monthly adjustment of 1/12th of 0.80% of daily net assets averaged over the performance period if the fund underperforms the investment record of its benchmark by 8 percentage points or more over the performance period. This minimum fee would correspond to a monthly management fee of 1/12th of 0.45% of average daily net assets if the fund's average daily net assets remain constant over the performance period.

The table above includes examples showing the total management fees, expressed as a percentage of the fund's annual average daily net assets, that would be paid by the fund at different levels of fund investment performance against the investment record of the Russell 2000 Growth Index. The table assumes that the average daily net assets of the fund remain constant over the performance period. The actual management fees paid by the fund may be higher or lower depending on whether the net assets of the fund increase or decrease. The management fee is prorated for any month for which the management arrangement is not in effect for the entire month.

Concepts to understand

Russell 2000 Growth Index: measures the performance of those Russell 2000 companies (i.e., the smallest 2,000 companies in the Russell 3000 Index) with higher price-to-book ratios and higher forecasted growth values. Investment results assume the reinvestment of dividends.

Since the adjustment to the basic fee is based on the comparative performance of the fund against the index, the controlling factor is not whether the performance of the fund is up or down, but whether it exceeds or lags the record of the index. Accordingly, it is possible that the fund may pay the maximum management fee even though the fund had overall negative investment performance during the performance period if the fund's performance significantly exceeds the performance of the index. In addition, the relative performance of the fund against the index is measured only for the relevant performance period, and does not take into account performance over longer or shorter periods of time. Additional information about this management fee and its calculation is available in the fund's Statement of Additional Information (SAI).

For the past fiscal year, the fund paid Dreyfus a management fee at the effective annual rate of 1.81% of the fund's average daily net assets.

The fund's primary portfolio manager is James Padgett. Mr. Padgett, a Chartered Financial Analyst, has been the fund's primary portfolio manager since April 2004. He is a portfolio manager at The Boston Company Asset Management, LLC, an affiliate of Founders and Dreyfus, where he has been employed since July 2006. Mr. Padgett also has been employed by Founders since 2002, where he served as an equity analyst from 2002 to 2004. Mr. Padgett was formerly an equity analyst for Berger Financial LLC from 2000 to 2002.

The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is DSC, a wholly owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services

fees or other expenses paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus, Founders and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus and Founders codes of ethics restrict the personal securities transactions of their employees, and require portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of each code is to ensure that personal trading by Dreyfus or Founders employees does not disadvantage any fund managed by Dreyfus or Founders, as the case may be.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

			Year Ended September 30,			
Class A		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		22.70	20.93	17.41	11.64	11.78
Investment operations:	Investment (loss) – net [1]	(.42)	(.40)	(.47)	(.36)	(.35)
	Net realized and unrealized gain (loss) on investments	4.05	4.34	3.99	6.13	.34
Total from investment operations		3.63	3.94	3.52	5.77	(.01)
Distributions:	Dividends from net realized gain on investments	(1.93)	(2.17)	–	–	(.13)
	Capital contribution by Dreyfus	.12	–	–	–	–
Net asset value, end of period		24.52	22.70	20.93	17.41	11.64
Total Return (%) [2]		17.21[3]	18.92	20.22	49.57	(.26)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.28	2.27	2.50	2.87	2.80
Ratio of net expenses to average net assets		2.28	2.27	2.50	2.87	2.80
Ratio of net investment (loss) to average net assets		(1.71)	(1.84)	(2.21)	(2.64)	(2.52)
Portfolio turnover rate		124.94	156.48	138.14	164.61	191.85
Net assets, end of period ($ x 1,000)		150,493	127,664	93,371	43,247	19,496

[1] *Based on average shares outstanding at each month-end.*

[2] *Exclusive of sales charge.*

[3] *In accordance with an Order issued on September 7, 2006 by the Securities and Exchange Commission (the "Commission"), Dreyfus discontinued calculating the performance adjustment to the fund's management fee under the methodology it had historically used, and adjusted the calculation in conformity with Section 205(b)(2) and Rule 205-2(b) under the Investment Advisers Act of 1940, as amended. Due to prior discussions with the Commission, Dreyfus adjusted the method used to calculate the management fee and, on November 28, 2005, reimbursed the fund for overcharges resulting from the old methodology, plus interest. The reimbursement was a capital contribution of $1,301,858 to the fund, which represented approximately 0.52% of the fund's net assets on that date. If the capital contribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 16.64%.*

Class B	*Year Ended September 30,*				
	2006	2005	2004	2003	2002
Per-Share Data ($):					
Net asset value, beginning of period	21.80	20.32	17.04	11.48	11.70
Investment operations: Investment (loss) – net[1]	(.57)	(.55)	(.61)	(.46)	(.45)
Net realized and unrealized gain (loss) on investments	3.84	4.20	3.89	6.02	.36
Total from investment operations	3.27	3.65	3.28	5.56	(.09)
Distributions: Dividends from net realized gain on investments	(1.93)	(2.17)	–	–	(.13)
Capital contribution by Dreyfus	.12	–	–	–	–
Net asset value, end of period	23.26	21.80	20.32	17.04	11.48
Total Return (%)[2]	16.31[3]	17.99	19.25	48.43	(.95)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.07	3.05	3.28	3.65	3.57
Ratio of net expenses to average net assets	3.07	3.05	3.28	3.65	3.57
Ratio of net investment (loss) to average net assets	(2.50)	(2.63)	(3.01)	(3.42)	(3.29)
Portfolio turnover rate	124.94	156.48	138.14	164.61	191.85
Net assets, end of period ($ x 1,000)	43,738	45,544	40,525	23,970	15,152

[1] *Based on average shares outstanding at each month-end.*

[2] *Exclusive of sales charge.*

[3] *In accordance with an Order issued on September 7, 2006 by the Securities and Exchange Commission (the "Commission"), Dreyfus discontinued calculating the performance adjustment to the fund's management fee under the methodology it had historically used, and adjusted the calculation in conformity with Section 205(b)(2) and Rule 205-2(b) under the Investment Advisers Act of 1940, as amended. Due to prior discussions with the Commission, Dreyfus adjusted the method used to calculate the management fee and, on November 28, 2005, reimbursed the fund for overcharges resulting from the old methodology, plus interest. The reimbursement was a capital contribution of $1,301,858 to the fund, which represented approximately 0.52% of the fund's net assets on that date. If the capital contribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 15.71%.*

Class C		Year Ended September 30,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		21.82	20.34	17.05	11.48	11.70
Investment operations:	Investment (loss) − net [1]	(.58)	(.55)	(.61)	(.45)	(.45)
	Net realized and unrealized gain (loss) on investments	3.87	4.20	3.90	6.02	.36
Total from investment operations		3.29	3.65	3.29	5.57	(.09)
Distributions:	Dividends from net realized gain on investments	(1.93)	(2.17)	−	−	(.13)
	Capital contribution by Dreyfus	.12	−	−	−	−
Net asset value, end of period		23.30	21.82	20.34	17.05	11.48
Total Return (%) [2]		16.34 [3]	17.98	19.30	48.52	(.95)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		3.06	3.04	3.27	3.62	3.56
Ratio of net expenses to average net assets		3.06	3.04	3.27	3.62	3.56
Ratio of net investment (loss) to average net assets		(2.49)	(2.62)	(3.00)	(3.39)	(3.28)
Portfolio turnover rate		124.94	156.48	138.14	164.61	191.85
Net assets, end of period ($ x 1,000)		68,186	59,675	49,038	25,503	15,493

[1] *Based on average shares outstanding at each month-end.*

[2] *Exclusive of sales charge.*

[3] *In accordance with an Order issued on September 7, 2006 by the Securities and Exchange Commission (the "Commission"), Dreyfus discontinued calculating the performance adjustment to the fund's management fee under the methodology it had historically used, and adjusted the calculation in conformity with Section 205(b)(2) and Rule 205-2(b) under the Investment Advisers Act of 1940, as amended. Due to prior discussions with the Commission, Dreyfus adjusted the method used to calculate the management fee and, on November 28, 2005, reimbursed the fund for overcharges resulting from the old methodology, plus interest. The reimbursement was a capital contribution of $1,301,858 to the fund, which represented approximately 0.52% of the fund's net assets on that date. If the capital contribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 15.74%.*

Class T	*Year Ended September 30,*				
	2006	2005	2004	2003	2002
Per-Share Data ($):					
Net asset value, beginning of period	22.37	20.71	17.28	11.58	11.75
Investment operations: Investment (loss) − net[1]	(.48)	(.46)	(.52)	(.40)	(.38)
Net realized and unrealized gain (loss) on investments	3.99	4.29	3.95	6.10	.34
Total from investment operations	3.51	3.83	3.43	5.70	(.04)
Distributions: Dividends from net realized gain on investments	(1.93)	(2.17)	−	−	(.13)
Capital contribution by Dreyfus	.12	−	−	−	−
Net asset value, end of period	24.07	22.37	20.71	17.28	11.58
Total Return (%)[2]	16.86[3]	18.57	19.85	49.22	(.52)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.57	2.55	2.78	3.14	3.06
Ratio of net expenses to average net assets	2.56	2.54	2.78	3.14	3.06
Ratio of net investment (loss) to average net assets	(2.00)	(2.12)	(2.50)	(2.91)	(2.76)
Portfolio turnover rate	124.94	156.48	138.14	164.61	191.85
Net assets, end of period ($ x 1,000)	2,245	1,885	1,697	795	449

[1] *Based on average shares outstanding at each month-end.*

[2] *Exclusive of sales charge.*

[3] *In accordance with an Order issued on September 7, 2006 by the Securities and Exchange Commission (the "Commission"), Dreyfus discontinued calculating the performance adjustment to the fund's management fee under the methodology it had historically used, and adjusted the calculation in conformity with Section 205(b)(2) and Rule 205-2(b) under the Investment Advisers Act of 1940, as amended. Due to prior discussions with the Commission, Dreyfus adjusted the method used to calculate the management fee and, on November 28, 2005, reimbursed the fund for overcharges resulting from the old methodology, plus interest. The reimbursement was a capital contribution of $1,301,858 to the fund, which represented approximately 0.52% of the fund's net assets on that date. If the capital contribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 16.28%.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

This prospectus offers Class A, B, C and T shares of the fund.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Dreyfus or by Founders or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions in connection with the sale of fund shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Because the fund currently is closed to new investors and existing investors are not able to add to their account (other than reinvesting dividends and capital gains), fund shares are not offered to 401(k) and other group retirement plans and may not be an appropriate investment for other programs that require regular continuing investments.

Deciding which class of shares to buy – Class A, C and T shares

The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees, and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class is subject to a shareholder service fee.

A more complete description of each of these classes follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class C	Class T
Initial sales charge	up to 5.75%	none	up to 4.50%
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%
Ongoing shareholder service fee	0.25%	0.25%	0.25%
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more
Conversion feature	no	no	no
Recommended purchase maximum	none	$1 million	$1 million

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more, Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T shares may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales charge. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006

- investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½

- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. When calculating its NAV, the fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign and small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors of the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares generally are subject to higher annual operating expenses and a CDSC.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certifi-cates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on fund shares you acquired by reinvesting your fund dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial rep-resentative or refer to the SAI for additional details.

Before selling recently purchased shares, please note that:

- if you send a written request to sell shares recently purchased by check or Dreyfus TeleTransfer, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of shares by check or Dreyfus TeleTransfer

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more also must be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus Founders and Mellon Funds Trust funds, and, if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded small-capitalization equity securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Small account policies

To offset the relatively higher costs of servicing smaller accounts, the fund charges regular accounts with balances below $2,000 an annual fee of $12. The fee will be imposed during the fourth quarter of each calendar year.

The fee will be waived for: any investor whose aggregate Dreyfus mutual fund investments total at least $25,000; IRA accounts; Education Savings Accounts; accounts participating in automatic investment programs; and accounts opened through a financial institution.

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 30 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for IRA accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Dreyfus Founders fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900404191
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900404191
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but insert "111" before your 14-digit account number.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see ''Shareholder Guide − Selling Shares'').

Mail your request to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 **By Telephone**

_____

Wire Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900404191
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but insert ''111'' before your 14-digit account number.

_____

 **Automatically**

_____

_____

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

For More Information

Dreyfus Premier Enterprise Fund
A series of Dreyfus Premier Opportunity Funds
SEC file number: 811-9891

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



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